INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 14, 2018

Mr. Kenneth Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust 811-21719 -Shareholder Reports

This letter summarizes the comments provided by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 29, 2017 and January 11, 2018 regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for the Braddock Multi-Strategy Income Fund (the “Fund”), a series of Investment Managers Series Trust (the “Registrant”). Responses to all the comments are included below:

1.	In light of the Fund’s non-investment grade non-agency RMBS securities represent a significant portion of its investments (50% of the Fund’s net assets as of 12/31/16), please explain how the Fund determines its investment strategy is appropriate for an open-end fund?

Response: As disclosed in the Fund’s registration statement, the Fund limits its investments in illiquid securities to 15% of net assets. As stated in our response to #2 below, the Fund has met and believes it will continue to meet the liquidity requirement applicable to open-end funds.

2.	Explain in your written response how the Fund determines the non-investment grade RMBS securities are liquid (i.e., securities that can be sold or disposed of within seven days in the ordinary course of business at approximately the prices at which they are valued). Specifically, please address the following in your response: (i) whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in non-investment grade RMBS securities; (ii) the specific measures the Fund would take if it received a large redemption request; (iii) the existence of an active market for the investment including number, diversity and quality of market participants; (iv) the frequency of trades or quotes for these investments including daily trading volume; (v) the volatility of trading prices for the investments; (vi) the bid ask spreads of the investments; (vii) any restrictions on trading or transferring the investments; (viii) the availability of and the advisor’s access to information on the underlying loans or assets held by non-agency RMBS; and (ix) how the Fund will be able to appropriately value these investments on a daily basis.

Response: The Fund’s sub-advisor, Braddock Financial LLC (“Braddock”), is responsible for the day-to-day management of the Fund’s portfolio, selection of the Fund’s portfolio investments and supervision of its portfolio transactions subject to the general oversight of the Board and the advisor. The Board has delegated to the Fund’s sub-advisor subject to oversight from the advisor, the day-to-day determination of the liquidity of all securities held by the Fund, although it has retained oversight and ultimate responsibility for such determinations. Braddock has provided the below information:

General information on Non-Agency RMBS Markets

When discussing the non-agency RMBS assets, the market can be split into two general time periods related to when a bond was originated: Bonds originated before the financial/housing crisis of 2007-2009, and those originated after. In general, bonds originated before/during the financial crisis are “Legacy RMBS,” while bonds originated after are “new issue RMBS.”

There is over $400 billion of outstanding Legacy RMBS and these bonds are owned by market participants of all sizes including by many large “Total Return” registered funds (PIMCO, Doubleline, MetWest, etc.) and Insurance companyies (Prudential, Met-Life, etc.) portfolios.

A significant percentage of Legacy RMBS bonds did not perform as originally modeled and many of these bonds that were originally rated as investment grade were downgraded to non-investment grade, and these bonds will likely remain non-investment grade. A primary reason for this is that Nationally Recognized Statistical Rating Organizations (“NRSRO’s”). such as Moody’s, S&P, Fitch, do not provide an investment grade rating to a bond that has or potentially will lose any of its principal (i.e. even $1 dollar of principal loss on a multi-million-dollar tranche would lead to a non-investment grade rating). As a result, less than 10% of the Legacy RMBS market is rated investment grade. However, with improvements to the US housing and mortgage markets since the crisis, a vast majority of non-investment grade Legacy RMBS bonds have proven to be liquid bonds that have attracted investment. Investors have adjusted the market’s trading levels (prices) to reflect the losses experienced during the housing crisis and the lower level of expected future mortgage defaults.

The non-investment grade nature of Legacy RMBS does not mean these securities have a risk level that cannot be measured, and there are many participants and investors in this market that analyze and invest in these assets. In 2009, the National Association of Insurance Companies created alternative bond rating (tiering) system to address valuation and corporate capital requirements for Legacy RMBS. This system serves as an alternative to the traditional credit ratings provided S&P, Moody’s and Fitch bond ratings. For further information, we would refer you to http://www.naic.org/svo.htm and http://www.naic.org/documents/svo_naic_aro.pdf.

New Issue (non-agency) RMBS are structured to provide certain protection for investors, and mortgage loan performance to date in these new issue securities has been excellent. Loan delinquencies in Prime RMBS (backed by loans to borrowers with higher FICO credit scores) originated since 2013 are near or at zero percent. Another example is the 2014-2017 RMBS deals backed by Fannie Mae and Freddie Mac loans (Credit Risk Transfer deals). With two to three years of loan seasoning on average, these loan pools have experienced very low delinquencies in the 25-50bps range. As a result, NRSRO bond ratings can be viewed in the traditional manner with post-financial crisis bonds.

Liquidity Assessment

Braddock determines the liquidity status of current and potential non-investment grade RMBS bonds by monitoring the trading activity of specific bonds and of comparable bonds that trade in the non-agency RMBS markets.

The primary method for qualifying the suitability of a non-agency RMBS investment centers on the liquidity of the bond and the “quality and security” of the bond’s underlying cashflows.

Cashflow quality refers to the consistency of the payment of principal and interest (“P&I”) to the bond. Braddock seeks to identify securities that have monthly collections of P&I that are steady and do not vary significantly across different prepayment and default scenarios. Cashflow security refers to the ultimate return of expected/forecasted bond principal. Braddock seeks to identify securities where the ultimate collection of this principal amount is highly probable across different prepayment and default scenarios that include various levels of deteriorating economic conditions and higher loan default rates.

Braddock utilizes a mortgage loan level database licensed from Moody’s Analytics (a subsidiary of Moody’s Credit Rating Agency) to build and update its proprietary credit models. The historical loan data enables Braddock to create numerous sensitivity analyses and economic scenarios to analyze the robustness of a bond’s performance. Braddock utilizes three different bond analytical systems to model and value security cashflows: Bloomberg, Moody’s Analytics, and Intex Solutions via CSFB’s Locus.

The Braddock portfolio management team has reviewed the portfolio to determine the classification and appropriate category of its investments to fit the new liquidity Rule 22e-4. By reviewing each designation, one can understand the liquidity of non-agency RMBS.

Highly Liquid designation: There are two categories of securities in the portfolio that would be designated as highly liquid and represent bonds that can be converted to cash (at approximate current valuation) within three days under normal market conditions. First, bonds where broker / dealers (“B/D”) are actively making markets for the security owned by the Fund. In this situation, a bond can be sold within minutes by trading the bond at the best street bid available. Several primary B/D’s provide markets for new issue non-agency RMBS markets. The examples below are screenshots of B/D’s non-agency RMBS’s Credit Risk Transfer markets from early 2018. The screen shot below displays the bid spread/ask spread in basis points, trade size limits in millions of dollars, and the change in credit spread since last published markets. Please note that a B/D can show an offer only if they currently own the security.

The second type of security that can designated as Highly Liquid are bonds that have an investment grade rating. These bonds can be shown directly to B/Ds for an immediate bid or put on a same-day Bid Wanted in Competition (“BWIC”) list to receive customer bids within three hours. In both of these situations, the bond will utilize corporate settle after execution of the trade (T+2 days).

The Fund typically targets the highly liquid bucket to be approximately 30% of assets. As of December 31, 2017, the fund had over 40% of its assets in this designation.

Moderately Liquid designation: The majority of the securities in the Fund are classified with a designation of moderately liquid. Securities in this designation follow what would be considered to be traditional non-agency RMBS/ABS trading norms. Bonds sold out of this category would utilize a BWIC list to receive customer bids. A list of offered bonds is distributed to market participants a day before the auction is schedule to occur. Bids are collected, best execution is ensured by selling to the highest bidder, and after execution the bond is corporate settled (T+2 days). Historically, during normal market conditions the typical bid/ask spread for non-investment grade RMBS bonds is less than 50 basis points. This four-day process of selling a bond at the approximate valuation level meets Rule 22e-4 “Moderately Liquid Investments” definition of a trade within 4-7 calendar days.

Less Liquid designation: As it is not standard practice in our markets, Braddock does not foresee a situation wherein an RMBS or ABS asset would settle (after execution of a trade) outside of the seven-day window.

Illiquid designation: As stated in our response to #1 above, the Fund has a regulated limit of 15% in illiquid investments. As of December 31, 2017, the fund designated approximately 4.1% of its total Fund holdings as illiquid. This designation indicates that it may take more than seven days to ensure best execution on a trade, and the trade level may differ from the current valuation. Bonds classified in this designation do not exhibit cashflow quality or the depth of market interest to be deemed liquid.

In addition, below are the responses to the specific items (i) through (ix) noted above:

(i) Whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in non-investment grade RMBS securities.

The Fund does not have a limit on the percentage of its net assets with respect to non-agency RMBS. The Fund is diversified in position size. The Fund’s average position size of a bond is 0.60% (60 basis points). Securities that are considered more credit secure and liquid positions may be larger, while higher yielding positions with higher levels of credit risk are typically smaller. As of December 31, 2017, the Fund held one bond with a portfolio weight over 2%.

(ii) What specific measures the Fund would take if it were to receive a large redemption request.

The Fund will generally pay redemption proceeds in cash and if necessary will sell portfolio securities in order to raise cash. As noted above, an analysis of the portfolio as of December 31, 2017 indicates approximately 40% in Highly Liquid assets and the majority of holdings as Moderately Liquid. Therefore, we believe portfolio securities could be sold to handle a large redemption request. In addition, the Fund has a diverse investor base which decreases the probability of any large single day redemption request. We would also add that in the event a large institutional investor with the facility to hold securities would seek a significant redemption, the Fund may be able to effect a redemption in-kind. An in-kind redemption of that nature would be effected through a pro rata distribution of the Fund’s portfolio securities.

(iii) The existence of an active market for the investment including number, diversity and quality of market participants and (iv) The frequency of trades or quotes for these investments including daily trading volume.

RMBS and ABS market trading levels and volumes are collected and provided to market participants via FINRA’s TRACE system. In 2017, the average monthly volume traded in non-agency RMBS was approximately $15.4 billion. As seen in the graphic below, near 90% of trading volumes were in non-investment grade bonds. Data on total trade volume and general trading levels of these securities can be found on FINRA at (https://vantage.interactivedata.com/aggregate/nonagencycmo).

Additional trade information is provided from over 25 Broker/Dealers (B/D’s) when they complete trades (Primary’s like JPM, CSFB, Nomura, BofA ML, BNP, Wells Fargo, etc. and Regional B/Ds like Baird, Mesirow, Cantor, Performance Trust, KGS-Alpha, Brean, etc.) and from independent 3rd party pricing services.

(v) The volatility of trading prices.

Non-agency RMBs generally experience similar price volatility to corporate bonds. General market price volatility can be calculated and analyzed using FINRA’s TRACE system data. The Fund’s volatility since its inception in 2009, as measured by its standard deviation is 3.04. This is similar to the Bloomberg Barclay’s Aggregate Bond Index’s standard deviation of 2.79.

(vi) The bid ask spreads of the investments.

Historically, under normal market conditions, the typical bid/ask spread for non-investment grade RMBS bonds is less than 50 basis points.

(vii) Any restrictions on trading or transferring the investments.

Certain non-agency mortgage backed securities are Rule 144A securities. Overall, the portfolio management team has not seen any differences in liquidity or trading restrictions concerning 144A securities. In the case of securities issued pursuant to an exemption provided by Rule 144A, there are four conditions for sale that must be satisfied: (1) the sale is made only to Qualified Institutional Buyers (“QIB”) or to a purchaser that the reseller (and any person acting on its behalf) reasonably believes to be a QIB; (2) the seller must take reasonable steps to ensure that the buyer is aware that the seller may rely on Rule 144A in connection with the sale; (3) the securities offered or sold (a) when issued were not of the same class as securities listed on a U.S. national securities exchange, and (b) are not securities of an open-end investment company, unit investment trust, or face-amount certificate company that is, or is required to be, registered under the Investment Company Act of 1940; and (4) in the case of securities of an issuer that is neither an Exchange Act reporting company, or a foreign issuer exempt from reporting or a foreign government, the holder and prospective buyer must have the right to obtain from the issuer and must receive, upon request, certain information about the issuer.

(viii) The availability of and the advisor’s access to information on the underlying loans or other assets held by RMBS.

Braddock utilizes a mortgage loan level database licensed from Moody’s Analytics (a subsidiary of Moody’s Credit Rating Agency) to build and update its proprietary credit models. In addition, Braddock utilizes three different bond analytical systems to model/value and confirm security cashflows: Bloomberg, Moody’s Analytics, and Intex Solutions via the CSFB’s Locus.

(ix) How the Fund will be able to appropriately value these investments on a daily basis.

The Fund is able to value these investments daily through the use of third-party pricing agents, IDC and Markit. Braddock maintains regular communication with these service providers in an effort to ensure each bond’s valuation levels reflect current market trading levels. In the event that an approved third-party pricing agent does not value an investment on a certain day, or the price is challenged by Braddock, the security is subject to review and determination by the IMST Fair Valuation Committee.

3.	Please provide the Fund’s investment in non-investment grade CMBS securities as a percentage of net assets as of December 31, 2016. In addition, please provide the Fund’s investments in non-investment grade RMBS and CMBs securities as a percentage of net assets at December 31, 2017.

Response: The Fund has not invested in any traditional CMBS investments. The Fund did have an allocation to Small Business Commercial (“SBC”) deals as of 12/31/16. These SBC deals are backed by small commercial real estate related loans (multifamily under 6 units, mixed use properties, small office/warehouse, and small retail). SBC is similar to RMBS in the nature that the bonds are backed by large number of loans with a smaller loan size (average size in $250k—350K range). As of 12/31/16, 5.5% of the Fund’s net assets were non-investment grade SBC holdings. It should be noted that SBC bonds originated in 2005-2006 have credit ratings behavior similar to Legacy RMBS (please see response on non-investment grade non-agency RMBS). The Fund’s investment in non-investment grade RMBS, CMBS, and SBC securities were 52.9%, 0.0%, and 3.9% of its net assets, respectively, as of December 31, 2017.

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If you have any questions or additional comments, please contact the undersigned. Thank you.

Sincerely,

/s/RITA DAM

Rita Dam

Investment Managers Series Trust

Treasurer

626-914-1041